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August 4, 2006

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:   SEC Comment Letter
      Third Wave Technologies, Inc.
      Commission File No. 000-31745

Dear Mr. Rosenberg:

By letter dated June 30, 2006 (the "Original Response Letter"), Third Wave Technologies, Inc. (the "Company") responded to the staff's letter dated June 19, 2006 regarding Form 10-K for the fiscal year ended December 31, 2005 filed by the Company. This letter responds to the oral comments received by the Company on July 24, 2006 from the staff regarding the Original Response Letter.

Please call me directly at (608) 663-7070 should you have any questions regarding our responses.

Sincerely,

/s/ Maneesh K Arora

Maneesh K.Arora, Chief Financial Officer

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         RESPONSES OF THIRD WAVE TECHNOLOGIES, INC. TO SEC ORAL COMMENTS


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 26
CONTRACTUAL OBLIGATIONS, PAGE 32

1. We note your response to Comment 1 and your proposed revisions to the table of contractual obligations. In addition, we note that the $1.3 M relating to long- term incentive plan and $1.4 M for the long-term portion of the license fees are both in excess of 5% of total liabilities. Therefore, in accordance with rule 5.02.24 of Regulation S-X, please confirm that you will state these amounts separately either on the balance sheet or in the notes to financial statements in subsequent filings.

Company Response:

On the quarterly report on Form 10-Q for the quarter ended June 30, 2006, and as required in subsequent filings with the Securities and Exchange Commission the Company will separately state the amounts accrued for the long-term incentive plan and long-term portion of the license fees in the notes to the financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 33
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 39
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 39
REVENUE RECOGNITION, PAGE 42

2. Please confirm that you will disclose the information in your response to Comment 2 in future filings.

Company Response:

The Company will disclose the information regarding multiple element arrangements in the quarterly report on Form 10-Q for the quarter ended June 30, 2006 and in future filings with the Securities and Exchange Commission.



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